SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    May 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F__

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

        This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333- 12074 and 333-115598.



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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. Press Release re RADA Will Supply Major Avionics Systems Having a Value of up to $7 million to the Lahav Division of Israel Aircraft Industries for an Avionics Upgrade Program dated May 24, 2004.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Will Supply Major Avionics Systems Having a Value of up to $7 million to the Lahav Division of Israel Aircraft Industries for an Avionics Upgrade Program

Monday May 24, 8:21 am ET

NATANYA, Israel, May 24 /PRNewswire-FirstCall/ --

RADA Electronic Industries Ltd. (NASDAQ: RADIF - News) announced today it has signed a contract with the Lahav Division of Israel Aircraft Industries (IAI) to develop produce and supply major avionic systems for an IAI avionics upgrade program for a foreign customer. The initial $600,000 contract is for the development and prototype phase of the project. The total value of the contract, depending on exercisable production options, will range between $4 and $7million over a period of several years. First deliveries under the initial phase of the contract will be in the fourth quarter of 2004.

RADA will develop and produce the Airborne Interface Computer and the Weapons Delivery System of the modernized avionics package developed by IAI. The program production phase is expected to begin on 2005 and will consist of hundreds of units.

"This program validates the recognition and confidence IAI has in RADA engineering and production capabilities and is based on our wide experience in data acquisition and weapon management systems. IAI is one of our most important customers and we are proud to have been selected for such an important program" said Zvika Alon, Vice President for Business Development.

"We, at Lahav Division of IAI, consider RADA to be one of our strategic sources for quality avionics systems in support of our worldwide upgrade programs. We were pleased with RADA's performance in past programs and are looking forward to working together on this important program" said David Dagan, general manager of the Lahav Division.

Commenting on the signing of the agreement, Chief Executive Officer Adar Azancot said: "This program validates RADA's strategic decision to work closely with leading Israeli defense industries, to pursue long term production programs and to establish our position as major supplier of avionics systems. Following the completion of our turnaround process during 2003, this year is becoming the 'development year' of RADA, a year that will position our company for significant future growth in production activities"

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact
Zvika Alon,
V.P Business Development,
RADA Electronic Industries Ltd.,
Tel: +972-9-892-1111







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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: May 27, 2004